Exhibit 21.1

List of Subsidiaries of Worksport Ltd.

Name of Subsidiary	Jurisdiction of Organization
Worksport Ltd.	Ontario
Worksport Acquisition Corporation	Delaware
Worksport USA Holding Corporation	Colorado
Worksport USA Operations Corporation	Colorado
Worksport New York Operations Corporation	New York
Terravis Energy, Inc.	Colorado